Exhibit 99.1

Sinovac Secures Approximately $500 Million in Funding for COVID-19 Vaccine Development

BEIJING, December 7, 2020 -- (BUSINESS WIRE) -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that Sinovac Life Sciences Co., Ltd. (“Sinovac LS”) (formerly known as Sinovac Research and Development Co., Ltd.), a subsidiary of Sinovac, has secured approximately US$500 million in funding for further development, capacity expansion and manufacturing of the CoronaVac, its COVID-19 vaccine candidate, as well as conduct other development and operational activities. The investor, Sino Biopharmaceutical Limited, a leading innovative research and development driven pharmaceutical conglomerate in China, through affiliates, has invested approximately US$500 million in exchange for approximately 15% of the total equity interest of Sinovac LS.

“We have made significant progress in the development of our COVID-19 vaccine candidate CoronaVac, which has reached critical milestones in clinical trials in Asia and Latin America,” said Mr. Weidong Yin, Chairman, President and CEO of Sinovac. “In addition to funding the CoronaVac, this new strategic partnership with Sino Biopharmaceutical Limited further enables us to improve our vaccine sales capabilities, expand in Asia markets, develop and access new technologies, and most importantly, accelerate our efforts to help combat the global pandemic.”

Prior to the investment announced today, each of Advantech Capital and Vivo Capital exercised its right to convert its convertible loan previously announced by the Company on May 22, 2020 into 7.5% of the total equity interests of Sinovac LS, which after the investment now represents an approximately 6.3% stake in Sinovac LS.

Phase III clinical trials for CoronaVac have been approved in Brazil, Indonesia, Turkey and Chile. In China, the phase I/II trials were conducted with results showing the vaccine candidate can induce neutralizing antibodies among over 90% of volunteers who received two doses of vaccination in both adults and the elderly. The results of the Company’s phase I/II clinical trial on healthy adults aged 18-59 years old were published on Lancet Infectious Diseases on November 17, 2020.

Sinovac expects to be able to manufacture 300 million doses annually and aims to complete the construction of a second production facility by the end of 2020 to increase the annual production capacity of CoronaVac to 600 million doses. Depending on market conditions and the availability of financing, the Company may in the future seek to further expand its production capacity.

Houlihan Lokey served as financial advisor, and Han Kun Law Offices and Latham & Watkins LLP served as legal advisors to the Company in connection with the transaction.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine. The COVID-19 vaccine, CoronaVac, developed by the Company is being tested in phase III trial in several countries outside of China. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China.

About Sinovac LS

Sinovac Life Sciences Co., Ltd., (or “Sinovac LS”), previously known as Sinovac Research & Development Co., Ltd., is a research-based company incorporated in 2009 that conducts human vaccine research, development, manufacturing, and sales. It develops several human vaccines, including vaccines against pneumonia, DTaP, Hib, and hepatitis B. Sinovac LS also engages to develop several combo vaccines. Sinovac LS was granted 12 patents in vaccine technologies in China. The inactivated COVID-19 vaccine candidate, or CoronaVac, developed by Sinovac LS is being tested in phase III trials in several countries outside of China. Sinovac LS will be the marketing authorization holder of CoronaVac in China with a vaccine production license issued by China National Medical Products Administration (NMPA) if the vaccine is successfully developed.

About Sino Biopharmaceutical Limited (HKEX:1177)

Sino Biopharmaceutical Limited is a leading, innovative R&D driven pharmaceutical conglomerate in the PRC. Its business encompasses a fully-integrated chain which covers an array of R&D platforms, a line-up of intelligent production and a strong sales system. The Group’s products have gained a competitive foothold in various therapeutic categories with promising potentials, comprising a variety of biopharmaceutical and chemical medicines for treating tumors, liver diseases, respiratory system diseases, anti-infectious diseases and orthopedic diseases.

Sino Biopharm is a constituent stock of the following indices: MSCI Global Standard Indices – MSCI China Index, Hang Seng Index, Hang Seng Index – Commerce & Industry, Hang Seng Composite Index, Hang Seng Composite Industry Index – Consumer Goods, Hang Seng Composite LargeCap Index, Hang Seng Composite LargeCap & MidCap Index, Hang Seng China (Hong Kong-listed) 100 Index and Hang Seng Stock Connect Hong Kong Index. Sino Biopharm was ranked as one of “Asia’s Fab 50 Companies” by Forbes Asia for three consecutive years in 2016, 2017 and 2018.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

This announcement contains forward-looking information about the Company’s efforts to develop a potential COVID-19 vaccine that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with clinical data (including the Phase III trial data); the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase III trials or in larger, more diverse populations upon commercialization; the risk that clinical trial data are subject to differing interpretations and assessments, and by regulatory authorities; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine candidate; uncertainties regarding the ability to obtain recommendations public health authorities; uncertainties regarding the impact of COVID-19 on our business, operations and financial results; and competitive developments.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Abernathy MacGregor

Sheila Ennis +1-415-926-7961

sbe@abmac.com

Shawn Prince +1-212-371-5999

sip@abmac.com

Investors:

ICR Inc.

Bill Zima +1-646-308-1707

Email: william.zima@icrinc.com